1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 11, 2023

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 2,676

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,676 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of the following series of the Trust (the “Fund”):

iShares Paris-Aligned Climate MSCI World ex USA ETF

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on November 20, 2023. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:	Please provide to the Staff a completed fee table and cost example at least five business days prior to the effective date of the registration statement.

Response:	The Trust has provided the Fund’s completed fee table and cost example to the Staff.

Comment 2:

In the Principal Investment Strategies in the summary prospectus, please revise the description of the exclusionary screens applied to the Parent Index such that the screens are better described in more retail-friendly language (through the use of bullet points and summarization).

Response:	The Trust has revised the Principal Investment Strategies as requested.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

December 11, 2023

Comment 3:	On page S-5 under the section “Industry Concentration Policy,” please identify the industries in which the Underlying Index concentrates, if any, and include a corresponding risk factor for each.

Response:

The Fund currently states on page S-4 of the Summary Prospectus that “[a]s of July 31, 2023, a significant portion of the Underlying Index is represented by securities of companies in the financials and industrials industries or sectors.”

Comment 4:	On page S-9, “Reliance on Trading Partners Risk,” mentions “US Economic Risk” which is at odds with other disclosures in the Prospectus. Please confirm or remove.

Response:

The Trust confirms the inclusion of “US Economic Risk” within the risk factor “Reliance on Trading Partners Risk.” The Fund is exposed to the securities of certain countries whose economy may be heavily impacted by the state of the U.S. economy, which could have positive or negative impacts on the securities in which the Fund has invested.

Comment 5:	On page S-12 under “Portfolio Managers,” please include the month of the Fund’s inception in the parenthetical at the end of the section.

Response:

The Trust respectfully submits that use of the phrase “since inception” and the inclusion of the Fund’s inception year adequately discloses the “year service began” for the portfolio management team, consistent with the Form N-1A disclosure requirement of Item 5(b) adopted on October 26, 2022.

Comment 6:

In the SAI, please delete the statement that each Fund may reject or revoke a creation order if acceptance of the Deposit Securities would, in the opinion of counsel, have an adverse effect on the Fund or its shareholders (e.g., jeopardize the Fund’s tax status). The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp. 67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p. 59 (Sep. 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations

Securities and Exchange Commission

December 11, 2023

Response:

The Trust respectfully submits that this disclosure has been discussed previously with the Staff and is consistent with prior comments received from David Orlic. We note that the current language reflects amendments from prior language that the Staff objected to and reflects additional conversations with the Staff in August 2022. (Please see the Trust’s letter filed with the Commission on August 26, 2022 in connection with PEA 2,549).

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Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland
Adithya Attawar
Jennifer Kerslake
DeCarlo McLaren
Timothy Kahn
Michael Gung
George Rafal
Luis Mora
Toree Ho
Hannah Fiest